Silvercorp Metals Inc.

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387

Via EDGAR and U.S. Mail

January 27, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628 U.S.A.

RE:	Silvercorp Metals Inc. Form 40-F for the Fiscal Year Ended March 31, 2009 Filed June 8, 2009 File No. 1-34184

Attn: Parker Morrill

Ladies and Gentlemen:

We received the comment letter dated January 26, 2010 from the staff of the Division of Corporation Finance in respect of the above-noted report. At our request, our U.S. counsel telephoned you to seek an extension until February 23, 2010 to respond to your letter because we need additional time to consult with our technical staff based in China relative to your comments on our mining disclosure and to afford our auditors an opportunity to review our responses to your comments on our financial statements. This will confirm that you have granted our request for the extension.

Very truly yours,

/s/ Maria Tang

Maria Tang
Chief Financial Officer

Email: info@silvercorp.ca
Website: www.silvercorp.ca